Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Eric S. Purple
(202) 507-5154
epurple@stradley.com

April 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. John Grzeskiewicz

	Re:	Morningstar Funds Trust
File Nos. 333-216479; 811-23235

Dear Mr. Grzeskiewicz:

On behalf of Morningstar Funds Trust (the "Registrant" or the "Trust"), below you will find the Registrant's responses to the comments conveyed by you on April 5, 2017, with regard to the Registrant's registration statement on Form N-1A (the "Registration Statement"), which was filed with the U.S. Securities and Exchange Commission ("SEC") on March 6, 2017.
For your convenience, each of your comments on the Registration Statement is repeated below, followed by the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. The new disclosures have been incorporated into pre-effective amendment no. 1 to the Registration Statement.
Prospectus

General Comments

1.
Comment:  Please supply the SEC staff (the "Staff") with copies of your exemptive application and any no-action request(s) that the Trust has submitted, or will submit, in connection with the registration of its shares. The exemptive application process may result in additional disclosure beyond what is requested in this letter.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

Response:  The Registrant has applied for and obtained two exemptive orders, one for "manager of managers" relief (SEC File No. 812-14753), and the other for "fund of funds" relief (SEC File No. 812-14808).  The applications, notices and orders are available on EDGAR, and the Registrant would be happy to provide paper copies or electronic copies in a different format upon the request of the staff.

2.
Comment:  All Funds have a principal investment strategy to invest in derivatives. Will investments in derivatives count towards compliance with each Fund's "80% policy" in accordance with Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act")? If yes, confirm that these investments only will be counted based on their mark-to-market value and not their notional value.

Response:  With respect to valuing derivatives, the Registrant intends to take into account exposures created by derivative instruments for purposes of a Fund's 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act.  By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative's notional amount, the Registrant believes it is appropriate to use that amount for purposes of the 80% policy.  On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Registrant would typically expect to use that value for purposes of a Fund's 80% policy.

We respectfully submit that such treatment is consistent with the SEC's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).  If a Fund were to count only the mark-to-market value of certain derivatives for purposes of aggregating its relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund's name, such calculation would not fully reflect the "economic characteristics" of the underlying assets to which the Fund is exposed by means of such derivatives.

We note that the staff has informally articulated a view that the various references in Rule 35d-1 to a fund's policy to invest "at least 80% of the value of its assets" (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how "value" is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as discussed above. In particular, the prefatory wording of Section 2(a) of the 1940 Act notes that the definitions used in that section control

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

"unless the context otherwise requires" a different usage.  We note for the reasons set forth above, that the context of the Rule 35d-1 requires a different application of the term "value" in the context of that rule.  Furthermore, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of "value" in a particular rule where it intended for the statutory definition to apply – a direct link that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule's use of "value." As such, the Registrant respectfully asserts that use of the term "value" in Rule 35d-1 in connection with such Rule's various references to a fund's policy to invest "at least 80% of the value of its assets" does not require those funds subject to the rule to value their applicable investments in accordance with how "value" is defined in Section 2(a)(41) of the 1940 Act.

Morningstar U.S. Equity Fund

Principal Investment Strategies

3.	Comment: Since "IPO Risk" is a principal risk of the Fund, the "Principal Investment Strategies" should refer to IPOs and explain how they are used to further the Fund's investment objectives.

Response: The Registrant hereby confirms that IPO Risk is not considered to be a principal risk of the Fund, and the risk disclosure has been removed accordingly.

4.	Comment: Since fixed income securities are listed as a principal strategy of the Fund, please disclose the maturity and quality parameters for such investments.

Response: The Registrant has revised the disclosure in response to the Staff's comment to read as follows:

The Fund may also invest up to 20% of its assets in fixed-income securities of varying maturity, duration and quality.  Typically, such investments will be composed of short-duration, investment grade (or equivalent) securities and money market instruments.

Principal Risks

5.	Comment: The prospectus discloses new fund risk as a principal risk. If the adviser is also new to advising mutual funds, please consider whether that should also be included in the risk factors.

Response:  The Fund notes that "Active Management Risk" is included in the prospectus, and that such disclosure states that the adviser's discretion may result in the Fund underperforming market indices or other comparable funds.  The Fund also notes that it will be managed by multiple sub-advisers, each of which

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

has various experience advising mutual funds, and that the risks associated with such management are disclosed in the "Multimanager and Subadviser Selection Risk."  For the foregoing reasons, the Registrant respectfully submits that the suggested disclosure is not necessary at this point.

Morningstar International Equity Fund

Principal Investment Strategies

6.
Comment:  Specify the minimum number of countries in which the Fund will invest. If the Fund anticipates being disproportionately invested in a particular country, region, or continent, please add the appropriate disclosures.

Response: The Registrant has revised the disclosure to indicate that the Fund will typically invest in a minimum of 10 countries.  The Fund does not anticipate being disproportionately invested in a particular country, region, or continent; however, it is possible that the Fund, in pursuing its investment objective, may be so concentrated from time to time.  As such, the Registrant has included the following risk:

•
Geographic Concentration Risk. To the extent that the Fund invests a significant portion of its assets in a particular country, region or continent, economic, political, social and environmental conditions in such country, region or continent will have a greater effect on the Fund's performance than they would in a more geographically diversified equity fund. Similarly, if so concentrated, the Fund's performance may be more volatile than the performance of a more geographically diversified fund.

7.
Comment:  The Fund's name includes the term "international." Please expressly describe how the fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." (See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001)). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Registrant has revised the disclosure in response to the Staff's comment to include the following statement:

Under normal circumstances, the Fund will invest approximately 80-100% of its assets in securities of issuers domiciled outside of the United States.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

The Fund may invest in developed and emerging markets and will typically invest in a minimum of 10 countries.

Morningstar Global Income Fund

Principal Investment Strategies

8.
Comment:  Since the Fund has "Global" in its name, the prospectus should disclose how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." (See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001)). Again, as in the previous comment, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Registrant has revised the disclosure in response to the Staff's comment to include the following statement:

In seeking current income and long-term capital appreciation, the Fund has significant flexibility and invests across asset classes and geographies, according to the portfolio management team's assessment of their valuations, fundamental health, and income levels. Under normal circumstances, the Fund will invest at least 20% (or, if market conditions are unfavorable, at least 10%) of assets in securities of issuers domiciled outside of the United States and may invest up to 100% assets in such securities.

Principal Risks

9.
Comment:  Since "Loan Interest Risks" is listed as a principal risk of this Fund, the "Principal Investment Strategies" section should refer to loan interests and explain how they are used to further the Fund's investment objectives.

Response:  The Registrant hereby confirms that Loan Interest Risk is not considered to be a principal risk of the Fund, and the risk disclosure has been removed accordingly.  Further, the Registrant hereby confirms that it has reviewed the principal risks of this Fund and confirmed that each principal risk has a corresponding reference in the Fund's principal investment strategies.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

Morningstar Total Return Bond Fund

Principal Investment Strategies

10.	Comment: All Funds with "bond" in the name should have a policy to invest 80% in bonds (not 80% in fixed income securities, which is broader than bonds).

Response: The Registrant has revised the disclosure in response to the Staff's comment to read as follows:

Morningstar Total Return Bond Fund – In seeking to maximize total return while also generating income and preserving capital, the Fund will normally invest at least 80% of its assets in debt securities (commonly referred to as "bonds") of varying maturity, duration, and quality.

Morningstar Municipal Bond Fund – In seeking income exempt from federal income taxes as well as capital preservation, the Fund will normally invest at least 80% of its assets in debt securities (commonly referred to as "bonds") from municipal issuers within the United States or its territories.

Morningstar Defensive Bond Fund – In seeking capital preservation, the Fund will normally invest at least 80% of its assets in a diversified portfolio of debt securities (commonly referred to as "bonds") of varying maturity, duration, and quality.

Morningstar Multisector Bond Fund – In seeking total return through a combination of current income and capital appreciation, the Fund will normally invest at least 80% of its assets in debt securities (commonly referred to as "bonds") of varying maturity, duration, and quality across various sectors of the fixed-income market.

11.
Comment:  Please disclose whether the Fund has a limit on investing in "junk bonds" or unrated bonds. If the Fund has no such limit, disclose that the Fund may invest without limit in debt securities of any credit quality, including "junk bonds."

Response: The Fund has revised its disclosure as follows:

The Fund may also invest up to 20% of its assets in fixed-income securities that are rated below investment grade (commonly known as junk bonds), or if unrated, are determined by the Fund's subadviser(s) to be of comparable quality.

12.	Comment: For this Fund and all other Funds that have a principal investment strategy to invest in mortgage-backed and other asset-backed securities, please

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

explain supplementally whether there is a limit on the percentage of the Fund's net assets that can be invested in (1) private residential mortgage-backed securities, including non-investment grade tranches, (2) private commercial mortgage-backed securities, including non-investment grade tranches, (3) collateralized mortgage-backed securities, including in the junior tranches, and (4) collateralized debt obligations, including in the junior tranches. The Staff may have additional comments depending on your response.

Response: The Registrant confirms that there are no specific limits on a Fund's investments in the subgroups of mortgage-backed and asset-backed securities listed above.  The Registrant notes, however, that each Fund's limits on investments in securities rated below investment grade, as applicable, would be applied to its investments in mortgage-backed and asset-backed securities.

13.
Comment:  Since MLPs are listed a principal risk of this Fund, the "Principal Investment Strategies" section should refer to MLPs and explain how they are used to further the Fund's investment objective.

Response: The Registrant hereby confirms that MLP Risk is not considered to be a principal risk of the Fund, and the risk disclosure has been removed accordingly.

Morningstar Municipal Bond Fund

14.	No comments specific to this Fund.

Morningstar Defensive Bond Fund

Principal Investment Strategies

15.	Comment: Clarify and explain in the disclosure why these strategies are "defensive."

Response: The Fund pursues a defensive strategy of limiting its interest-rate sensitivity by maintaining a portfolio duration of three years or less.  In addition, the Fund invests primarily in short- and intermediate-term investment-grade fixed-income securities. The disclosure has been revised to clarify these points.

Morningstar Multi-Sector Bond Fund

Principal Investment Strategies

16.	Comment: Disclose how this Fund pursues a "multi-sector" strategy.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

Response: The Fund pursues a multisector strategy by investing across various sectors of the fixed-income market.  These investments include U.S. and non-U.S. corporate debt securities, U.S. and non-U.S. government debt securities, emerging-market debt securities, mortgage-backed and asset-backed securities, municipal securities, and floating-rate notes.  The disclosure has been revised to clarify these points.

17.
Comment:  Since "Short Sales" is listed as a principal risk of this Fund, the "Principal Investment Strategies" section should refer to short sales and explain how they are used to further the Fund's investment objectives. Please note, generally, if an investment strategy or type of investment is listed as a principal risk factor, it should also be disclosed in the principal investment strategies. Also, please confirm to the staff that all expected expenses associated with short sales will be included in the fee table.

Response: The Registrant hereby confirms that Short Sales are not considered to be a principal risk of the Fund, and the risk disclosure has been removed accordingly.  Further, the Registrant hereby confirms that it has reviewed the principal risks of each Fund and confirmed that if an investment strategy or type of investment is listed as a principal risk factor for a Fund, it is also disclosed in the Fund's principal investment strategies.

Morningstar Unconstrained Allocation Fund

Principal Investment Strategies

18.	Comment: The allocation disclosure here is identical to those in other Funds. Please clarify the disclosure as to how this Fund's allocation policy is "unconstrained."

Response: The Fund's allocation across various investments in unconstrained insofar as the Fund has "significant flexibility and invests across asset classes and geographies."  In addition, "Asset Allocation Risk" for this Fund includes the statement that, "Given the wide latitude with which the adviser manages this portfolio, you should expect this Fund to periodically underperform broad markets."

Morningstar Alternatives Fund

19.	No comments specific to this Fund.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

Management of the Funds

Sub-adviser Evaluations

20.	Comment: Please inform the staff whether the Trust intends to commence operations before the receipt of an exemptive order.

Response:  The Trust has received a "multi-manager" exemptive order from the SEC.  See Investment Company Act Release No. 32736 (July 18, 2017) (Notice); Investment Company Act Release No. 32780 (Aug. 15, 2017) (Order). As a result, the Trust will be relying on this order upon the commencement of its operations.

Statement of Additional Information

Investment Strategies, Policies, and Risks

21.
Comment:  Some investments described here are not mentioned in the Trust's prospectus.  To the extent that a Fund intends to invest in such investments such that they might materially affect the performance of the Fund or the decision of an investor to purchase such Fund's shares, those investments, and their accompanying risks, should be discussed in the prospectus.

Response:  The Registrant confirms that all principal investments, principal investment strategies and their accompanying risks are disclosed in the prospectus.  The descriptions about other types of investments contained in the SAI (and not otherwise mentioned in the prospectus) are intended to provide information about additional investments and instruments available to a Fund. However, the Funds do not intend to invest in such instruments frequently, or in a material amount, such that those investments could be considered a principal investment of a Fund. The Registrant hereby confirms that should such the investment strategy of a Fund change, resulting in an investment currently described in the SAI becoming a principal investment of a Fund, then the Registrant will amend and/or supplement the Registration Statement as appropriate to disclose a Fund's use of such investment and all principal risks associated with such investment.

Investment Restrictions – Fundamental Policies

22.
Comment:  Please disclose that the Funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
April 23, 2018

Response:  The Registrant acknowledges the Staff's comment, as well as the guidance supporting such comment as set forth in Investment Company Act Release No. 9785 (May 31, 1977) and Guide 19 to Form N-1A, Investment Company Act Release No. 13436 (Aug. 12, 1983).  Therefore, the Registrant hereby confirms to the Staff that it intends to comply with such guidance with respect to private activity municipal debt securities issued by nongovernmental issuers for purposes of a Fund's concentration policy.  Nevertheless, the Registrant considers the description of the Trust's concentration policy in the Registration Statement to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act.  Therefore, the Registrant does not believe additional disclosure is required with respect to private activity municipal debt securities.

Redemptions In-Kind

23.	Comment: Please confirm that the Fund does not intend to file an election under Rule 18.

Response:  The Registrant is weighing whether to file an election under Rule 18f-1.  Pending a final determination, the Registrant has included disclosure related to such an election in brackets in the SAI under the section captioned "Redemptions In-Kind."

* * * *

Please do not hesitate to contact me at (202) 507-5154 or Nicole Simon at (212) 812-4137 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Eric S. Purple
Eric S. Purple

cc:	Mr. Pat Maloney
Mr. Scott Schilling
Mr. Allen Bliss